EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Niu Technologies:

We consent to the incorporation by reference in the registration statement (No. 333- 229190) on Form S-8 of Niu Technologies of our report dated April 24, 2020, with respect to the consolidated balance sheets of Niu Technologies as of December 31, 2018 and 2019, and the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ (deficit)/equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 20-F of Niu Technologies.

Our report refers to a change in the method of accounting for revenue recognition.

/s/ KPMG Huazhen LLP

Beijing, China
April 24, 2020